SEC(04018115 :OMMISSION
19

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APR 07 2004
THOMSON FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **First Associates Investments (USA) Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE Place, 181 Bay Street, Suite 900, P.O. Box 779,
(No. and Street)

Toronto	**Ontario**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Matthews **(416) 842-1757**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

BCE Place, 181 Bay Street, Suite 1400	**Toronto**	**Ontario**	**M5J 2V1**
(Address)	(City)	(State)	(Zip Code)

MAIL PROCESSING SECTION
RECEIVED
MAR 26 2004
WASH, D.C.
187

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

FIRST ASSOCIATES INVESTMENTS (USA) INC.

(SEC I.D. NO. 8-52658)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Associates Investments (USA) Inc. for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Matthews
CFO

February 25, 2004
Date

Subscribed and sworn to before me,
On this 25 day of February, 2004.

Notary Public

TABLE OF CONTENTS

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

Independent Auditors' Report

To the Board of Directors and Stockholder of
First Associates Investments (USA) Inc.

We have audited the following financial statements of First Associates Investments (USA) Inc. (the "Company") as of and for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Associates Investments (USA) Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a- 5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Chartered Accountants

Toronto, Canada
February 25, 2004

Deloitte
& Touche

First Associates Investments (USA) Inc.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2003
(Expressed in U.S. dollars)

	2003 $
ASSETS	
Cash and cash equivalents	424,603
Due from brokers & dealers	85,374
Due from parent *[note 3]*	34,682
Total assets	544,659
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	10,007
Income taxes payable	27,834
Subordinated loan *[note 4]*	150,000
Total liabilities	187,841
Stockholders Equity	
250,000 common shares issued and outstanding	250,000
Retained earnings	106,818
Total liabilities and stockholder's equity	544,659

See accompanying notes.

First Associates Investments (USA) Inc.

STATEMENT OF OPERATIONS

For the year ended December 31, 2003
(Expressed in U.S. dollars)

	2003 $
REVENUES	
Commission income	378,650
Custodial Fees	12,530
Foreign Exchange Gain	9,055
Interest	2,728
Total revenues	402,963
EXPENSES	
Compensation & benefits	136,594
Communications & technology	24,600
Brokerage, clearing & exchange fees	102,161
Professional services	13,842
Business Development	6,600
Interest on subordinated loan	10,500
Other	7,426
Total expenses	301,723
Earnings before income taxes	101,240
Income taxes	33,758
Earnings for the period	67,482

See accompanying notes.

First Associates Investments (USA) Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003
(Expressed in U.S. dollars)

	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income for the period	67,482
Adjustments to reconcile to net cash provided by operating activities	
Increase (decrease) from:	
Due from brokers and dealers	(58,203)
Income taxes payable	27,834
Income taxes receivable	5,966
Accounts payable	3,200
Due to parent	(4,375)
Due from parent	(34,682)
Net cash provided by operating activities	7,222
Increase in cash and cash equivalents during the period	7,222
Cash and cash equivalents, beginning of period	417,381
Cash and cash equivalents, end of period	424,603
Supplemental cash flow information	
Cash paid for interest	14,875
Cash paid for income taxes	1,500

See accompanying notes

First Associates Investments (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2003
(Expressed in U.S. Dollars)

	2003
	$
CAPITAL STOCK	
Balance, beginning and end of period	250,000
RETAINED EARNINGS	
Balance, beginning of period	39,336
Net income for the period	67,482
Balance, end of period	106,818
Total stockholder's equity	356,818

See accompanying notes

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2003
(Expressed in U.S. dollars)

	First Associates Investments Inc.
Balance, throughout January 1, 2003 to December 31, 2003	$ 150,000

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2003
(Expressed in U.S. dollars)

1. NATURE OF OPERATIONS

First Associates Investments (USA) Inc. [the "Company"] was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident clients.

The Company is a wholly-owned subsidiary of First Associates Investments Inc., a Canadian-owned investment dealer and is a member of the Investment Dealers Association of Canada. The company clears all transactions for institutional clients with its parent. The Company clears all transactions for its retail clients through Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions

Commission income and expenses are recorded on a trade-date basis.

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in

income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign exchange

These financial statements have been expressed in U.S. dollars. Certain revenues and expenses were incurred by the Company in Canadian dollars. These have been converted to U.S. dollars using the U.S. exchange rate on transaction date. Assets and liabilities of the Company denominated in Canadian dollars have been converted into U.S. dollars using the exchange rate as at December 31, 2003.

3. TRANSACTIONS WITH PARENT

The company maintained a cash balance in its clearing account with its parent in the amount of $172,550 which relates to commissions receivable as at December 31, 2003.

The Company has entered into an arrangement with its parent whereby the parent will perform certain securities execution activities and record-keeping services as agent for the Company. The parent charged the company $66,920 for this service for the year ended December 31, 2003. The amount due from the parent includes this service fee, as well as the reimbursement of compensation and benefits in the amount of $70,948.

The net balance due from the parent was $34,682 at December 31, 2003.

The Company paid $10,500 interest on the subordinated loan provided by its parent.

4. SUBORDINATED LOAN

The subordinated loan of $150,000 has been approved by the National Association of Securities Dealers Inc., bears interest at 7.0% per annum and is not repayable before November 30, 2006. The loan has been subordinated to the claims of the general creditors and repayment of the subordinated loan is subject to the approval of the National Association of Securities Dealers Inc. The balance of the loan is unchanged from the previous year, and represents the only liability of the Company subordinated to the claims of the general creditors.

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain a net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. At December 31, 2003, the Company has net capital of $506,818, which is $256,818 in excess of the required net capital of $250,000.

6. FINANCIAL INSTRUMENTS

Fair value

All of the Company's assets and liabilities are short term in nature and the carrying amounts therefore approximate fair value with the exception of the subordinated loan (Note 4).

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant amount interest rate risk as the cash equivalents are short-term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparts fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at the year-end is with Pershing LLC and its parent.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As at December 31, 2003

(Expressed in U.S. dollars)

	2003
	$
Total stockholder's equity	356,818
Subordinated loan	150,000
Total capital and subordinated loan	506,818
Deductions and/or capital charges	-
Total non-allowable assets	
Net capital	506,818
Computation of Net Capital Requirement:	
Greater of $250,000 or 2% of	
Aggregate debit items, as defined	250,000
Excess net capital	256,818

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS report filed on January 27, 2004.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2003

EXEMPTION UNDER SECTION (k)(2)(ii) is claimed:

The Company does not carry any customer accounts and is exempt from Securities and Exchanged Rule 15c3-3 under paragraph (k(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

Deloitte & Touche

February 25, 2004

First Associates Investments (USA) Inc.
BCE Place, Suite 900
181 Bay Street, P.O. Box 779
Toronto ON M5J 2T3

Dear Sirs:

In planning and performing our audit of the financial statements of First Associates Investments (USA) Inc. (the "Company") for the period ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations and counts verifications and comparison, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Chartered Accountants
Toronto, Canada